Exhibit 99.1

Eros International Plc and STX Entertainment Complete
Merger to Form Eros STX Global Corporation

Combination Creates a Global Entertainment Content,
Digital Media Streaming & OTT Powerhouse

ErosSTX to Trade on the NYSE Under New
ESXI Ticker in September

Key Highlights:

•	Combined company creates a financially robust global studio leader across 3 continents with strategic content and distribution partnerships for an unprecedented global footprint
•	Capitalized with $125 million of new equity funding and a revamped $350 million JP Morgan-led credit facility
•	Amplified financial scale of $600 million+ in proforma revenue for calendar 2019 and $300 million+ of highly-predicable aggregated future revenue from the STX film library
•	Estimated Net debt of $254 million with total cash of approx. $144 million at closing
•	Reiterates forecast of 50 million Eros Now monthly paying subscribers and approximately $1 billion in revenue for calendar 2022 (assuming a normalization of the global economy and media landscape by the end of 2020); $50 million in annual run-rate operating synergies and long-term EBITDA margins of approximately 20% - 25%
•	Accelerated with digital growth through partnerships with Amazon, Apple, Netflix, YouTube, Microsoft, NBC Universal, Visa and Global Telcos
•	Counterbalancing of theatrical releases through deals with Netflix and Amazon
•	Supported by a newly constituted and experienced Board of Directors

The company is planning a global Eros STX brand and website launch in September 2020, accompanied by a bell-ringing event at the NYSE to launch a new ticker symbol. The company is also planning to host a virtual Investor Day later this year to provide a strategic and investment thesis framework, as well as more detailed projected financial forecasts for fiscal 2022 - 2024 along with KPIs and critical operating metrics

Douglas, ISLE OF MAN and Burbank, CALIFORNIA – July 30th, 2020

Eros International PLC (NYSE:EROS) (“Eros International”) and STX Filmworks, Inc. (“STX Entertainment”) have announced today the completion of their merger-of-equals transaction. The newly-combined company will migrate in the coming weeks to trade on the NYSE under the symbol ESXI and will operate under the name Eros STX Global Corporation (“Eros STX”, or “the Company”). The company will continue to be domiciled in the Isle of Man, and headquartered in both Burbank, California, USA and Mumbai, Maharashtra, India.

Pursuant to the merger agreement, Eros International issued contingent value rights (“CVRs”) to the former stockholders of STX Entertainment in the merger. The CVRs will be settled in A ordinary shares of Eros STX on a date between 75 days and six months after the effective time of the merger.

Combination Rationale, Strategic Positioning and Financial Profile

•	Combination will drive long-term growth in diversified markets and provide a more consistent and stable revenue profile: Eros STX will benefit from diversified underlying sources of revenue and consumers with a truly global media and consumer entertainment play, building a powerhouse between East and West. Eros STX has a unique capability to present film and episodic libraries and pipeline of original content to a broad and growing global audience through multi-year output deals, strategic alliances and the market leading Eros Now streaming platform. Eros STX is well positioned to create long-term value for shareholders, partners and employees.

•	Well-established positions in the fastest growing and largest global markets: In India, Eros STX will continue to have a leading box office presence and one of the largest and most valuable libraries of Indian language films. In China, the Company will benefit from and expand upon some of the most comprehensive business and creative relationships in the industry. In the United States and the rest of the world, it will utilize its revolutionary, industry-disrupting and cost effective, data-driven production, marketing and distribution system innovations to create the studio system of the future: visionary, nimble, efficient and sustainable.

•	Strong capital structure and significant synergy opportunity enables long term stability and drives growth investment: Eros STX capital structure includes $110 million of incremental equity, with an additional $15 million to be completed within the next 90 days, from new and existing global investors including TPG, Tencent, Hony Capital and Liberty Global. The combined company is expected to generate approximately $50 million in annual run-rate operating synergies.

•	Unique multi-channel distribution model: Multi-channel distribution across pay-TV via Showtime, digital distribution via Netflix, Hulu, Amazon and Eros Now, India’s premier Subscription Video on Demand (“SVOD”) platform for Indian content. Eros Now’s strategic and distribution partnerships with Amazon, Apple, Netflix, Microsoft, Virgin Media, Roku, Etisalat, NBCUniversal and Google/YouTube combined with STX’s global output and distribution agreements covering 150+ territories ensure that the combined company is well positioned to benefit from strong and growing demand for premium content.

Eros STX’s strong digital footprint, through Eros Now and output deals with Netflix and Amazon, hedges theatrical monetization and further strengthens the company’s positioning as the COVID19 pandemic accelerates the shift in consumer spend towards digital entertainment platforms globally.

Capitalization and Financial Outlook

Eros STX benefits from $110 million of incremental equity, with an additional $15 million to be completed within the next 90 days, from new and existing global investors including TPG, Tencent, Hony Capital and Liberty Global. All of these investors come with a strong track record in media and technology investments, and will partner with Eros STX over the long-term to pursue strategic investments in key growth areas including global distribution and OTT content. In addition to the $125 million equity investment, the company’s liquidity position and balance sheet are further strengthened by a revamped $350 million JP Morgan-led credit facility and a strong credit profile.

On a pro forma basis, as of July 28, 2020, Eros STX had net debt of approximately $254 million with total cash on hand of approximately $144 million. Given the more than $300 million of highly-predictable aggregated future revenue projected to be generated by STX Entertainment alone, combined with an expected $50 million of combination synergies, Eros STX is well positioned to continue to invest in content and pursue growth opportunities around the world while maintaining a healthy capital structure.

Should the global economy and media and entertainment landscape return to a level of normalcy by late 2020, Eros STX expects to achieve global revenue of approximately $1 billion in calendar year 2022, increasing significantly from the approximately $600 million of pro forma revenue in calendar year 2019.

As of closing, Eros STX will have approximately 424 million total A and B ordinary shares outstanding on a fully-diluted basis.

Eros STX will keep its current fiscal year end of March 31st going forwards, and will also be adopting US GAAP accounting standards.

Newly Constituted Board of Directors and Senior Executive Leadership

The Board of Directors of Eros STX will initially comprise of eight members who are highly regarded media, private equity and public company executives. The board members bring a long and outstanding history of leadership and industry expertise and will help guide the company’s long-term growth. The newly constituted Board of Directors will include:

•	Kishore Lulla, Executive Co-Chairman
•	Robert Simonds, Co-Chairman and CEO
•	Rishika Singh, Co-President
•	Shailesh Rao, Independent Director
•	Dhirendra Swarup, Independent Director
•	Nick Stone, Independent Director
•	Dilip Thakkar, Independent Director
•	John Zhao, Hony Capital

Drawing talent from both companies, Eros STX will have a team of industry-leading creative, operational and financial experts, with deep knowledge of key global growth markets and U.S. public company governance experience. In addition to Mr. Lulla and Mr. Simonds, Andrew Warren, formerly STX Entertainment’s Chief Financial Officer, will serve as CFO; Rishika Lulla Singh, currently Chairman of Eros Digital, and Noah Fogelson, formerly STX Entertainment’s EVP of Corporate Strategy and General Counsel, will each serve as Co-Presidents; and Prem Parameswaran, formerly Chief Financial Officer of Eros, will serve as Head of Corporate Strategy. Adam Fogelson will continue to serve as Chairman of STX Motion Pictures Group, while Pradeep Dwivedi will continue to serve as CEO-India.

Strong Digital Growth Opportunity from Eros Now Platform

The Eros Now platform continues to ramp up and grow its paid user base worldwide, supported by one of the largest libraries of Indian movies, along with its un-paralleled market position and brand name. As of March 30, 2020 Eros Now reached 29.3 million paid monthly subscribers and 196.8 million registered users, increases of 56% and 27%, respectively, over the same period last year. Eros Now has a strong slate of films and original series scheduled for release over the coming quarters, and the Company expects this to help drive continued growth in the paying subscriber base in India and around the world.

Favourable structural and demographic tailwinds across India as well as watch-at-home consumption patterns underpin the Eros Now growth trajectory and support the target of reaching over 50 million monthly paying subscribers by 2022. To maximize its reach, Eros Now has established collaborations and partnerships in India and globally with market-leading telecommunications operators, OEMs and digital distribution entities to make available our digital service to global audiences. Our partners include, among others, Apple +, Sony TV, Airtel, Etisalat, Amazon Channels, FlipKart, Visa and many more. Additionally, Eros STX’s future output will further enhance our 12,000+ film library, multiyear strategic deal with NBCU and soon to be launched premium service targeting the English language content consumer. Our ability to adapt to changing tastes and trends, focus on growth in rural India and provide best-in-class payment and optimized content delivery options to our consumers are all central to our business strategy.

Robust Pipeline of Film and Episodic Content

ErosSTX has a robust pipeline of feature length films and episodic content with powerful, well-

established positions in the world’s fastest-growth global markets. Select upcoming slate of films and TV shows includes:

Premiering in the US

o	Greenland with Gerard Butler
o	Run Rabbit Run with Elisabeth Moss
o	Godmother with Jennifer Lopez
o	Nightwolf with Kevin Hart
o	Muscle with Vin Diesel

Premiering In India

o	Flesh An Eros Now Original Series by Siddharth Anand
o	Metro Park (Season 2) and Smoke (Season 2) Eros Now original series
o	+745 An Eros Now original Series by Sachin Mohite
o	Avataar An Eros Now original Series
o	The Show Must Go On An Eros Now original Series
o	Halahal by Zeishan Qadr
o	Bhumi An Eros Now original Series by Pavan Kripalani
o	Date Gone Wrong 3, Women of Mettle, My Journey and The Investigation (Season 2) as Eros Now Quickies
o	Haseen Dilruba with Taapsee Pannu, Vikrant Massey and Harshvardhan Rane
o	Atrangi Re with Akshay Kumar, Sara Ali Khan and Danush via our Colour Yellow Joint Venture
o	Haathi with Rana Daggubati, Pulkit Samrat and Zoya Hussain
o	Aankhen 2 with Amitabh Bachchan

The Entertainment Media Consumer Shift

Due to unprecedented factors we have seen the industry landscape alter and adapt as consumer and creator habits are shifting. ErosSTX’s combined foresight ensures we are well positioned for this shift as measured by five important criteria:

•	Brand: Eros as a brand is dominant across the South Asian diaspora worldwide with a 40+ year history. Furthermore, the Eros brand is traditionally synonymous with hit films in multiple Indian languages as demonstrated by our 10 year average box-office market share of approx. 32%. The STX brand is synonymous with star driven hit entertainment features as well as a premium original series producer with success’ such as MySpy which is Amazon’s no.1 performing title.
•	Breadth (Distribution) : The Eros Now platform is one of the most widely distributed apps across Asia with a platform agnostic approach. Eros Now is the only south Asian app launched on Apple +, and has several high profile exclusive marketing bundles with YouTube and Walmart’s FlipKart to name a few. Additionally, partnerships with Netflix and Amazon provide a home for future output ensuring the brand’s content leaves no screen unturned.
•	Build (Production) : STX and Eros have unparalled global production capabilities augmented by innovative and rich partnerships with leading producers and platforms. Eros’s recent partnership with Epic Games (producers of Fortnite) to accelerate production efficiencies, and with Microsoft to further develop and create video technology, are prime examples. STX develops and produces content at scale with Amazon, HBO, Netflix, Quibi, etc.
•	Backlist (Library) : A digital library of over 12,000 films, Indian library of over 5,000 films and STX library of recent hits offer multiple monetization opportunities as digital and television consumption increase. The library is primarily used to fuel Eros Now growth as well as form a base for strategic partnerships with Amazon, Apple and Netflix
•	Balance Sheet : Well capitalized with a healthy debt profile with no near-term debt maturities that cannot be addressed

ErosStx is a powerful combination that helps fuel the global ambitions of the combined company. These five pillars, and depth within each, form an integral part of our future strategy to create a strong consumer brand with recurring revenue cycles through our Eros Now platform and multiyear strategic output deals with platforms such as Netflix and Amazon.

COVID-19 Impact

Like nearly every other media and entertainment business, Eros STX has been impacted by the COVID-19 pandemic. Stay-at-home orders and the closure of cinemas has resulted in delays for the release of feature films and the halting of new production. Unlike many other media and entertainment businesses, the Company’s efficient overhead structure and ability to dynamically respond to changing circumstances means that it is better positioned to weather the impacts than many competitors. Despite the business challenges arising from the pandemic, Eros STX has seen a substantial increase in both new subscriptions and consumer engagement on the Eros Now platform driven by increased time spent at home as well as fewer out-of-home entertainment options available. Consumers are watching more content on the platform than ever before, an acceleration of growth that will provide strong tailwinds to the combined business for the coming quarters. Further, given Eros STX’s scale and multi-channel distribution model, the Company can continue to strategically diversify content premiere streams including PVOD, digital premiere exclusives while continuing to provide audiences theatrical first star driven cinematic entertainment. This diversity of media platforms will ultimately benefit the long-term group revenue profile and increase profitability given reduced dependence on lower margin theatrical releases with increased exposure to higher margin digital revenues.

About Eros STX Global Corporation

Eros STX Global Corporation, (“Eros STX” or “The Company”) (NYSE:EROS) is a global entertainment company that acquires, co-produces and distributes films, digital content & music across multiple formats such as theatrical, television and OTT digital media streaming to consumers around the world. The company was formed in July 2020 through the merger of two international media and entertainment groups, Eros International Plc and STX Entertainment. Merging the largest Indian OTT player and premiere studio with one of Hollywood’s fastest-growing independent media companies has created an entertainment powerhouse with a presence in over 150 countries. Eros STX delivers star-driven premium feature film and episodic content across a multitude of platforms at the intersection of the world's most dynamic and fastest growing global markets, including US, India, Middle East Asia and China. The Company also owns the rapidly growing OTT platform Eros Now which has rights to over 12,000 films across Hindi and regional languages, and had 196.8 million registered users and 29.3 million paying subscribers as of March 30th, 2020. For further information, please visit Erosplc.com or STXentertainment.com until the company launches its new ErosSTX.com site and logo in September

Contact Information

Mark Carbeck

Chief Corporate and Strategy Officer

Eros STX Global Corporation

mark.carbeck@erosintl.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its and the Company’s market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that the Company is expecting, including, without limitation: the Company’s ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now, its digital over-the-top (“OTT”) entertainment service; the Company’s ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; the Company’s ability to predict the popularity of its films, or changing consumer tastes; the Company’s ability to maintain existing rights, and to acquire new rights, to film content; the Company’s ability to successfully defend any future class action lawsuits it is a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; the Company’s dependence on the Indian box office success of its Hindi and high budget Tamil and Telugu films; the Company’s ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; the Company’s dependence on its relationships with theater operators and other industry participants to exploit the Company’s film content; the Company’s ability to mitigate risks relating to distribution and collection in international markets; fluctuation in the value of the Indian rupee against foreign currencies; the Company’s ability to compete in the Indian film industry; the Company’s ability to compete with other forms of entertainment; the Company’s ability to combat piracy and to protect its intellectual property; the Company’s ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, the Company’s exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; the Company’s ability to successfully respond to technological changes; regulatory changes in the Indian film industry and the Company’s ability to respond to them; the Company’s ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the Company’s ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and spread of

COVID-19, and related public health measures in India and elsewhere, may have material adverse effects on the Company’s business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of closing the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the Merger and related transactions; uncertainty as to the effects of the consummation of the Merger and related transactions on the market price of the Company’s A ordinary shares and/or the Company’s financial performance; and uncertainty as to the long-term value of the Company’s ordinary shares.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.